5/30/07



07001707

SECURITIES
W

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-52353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EZ Stocks, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Bishops Way, Suite 147
(No. and Street)

Brookfield	Wisconsin	53005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd., Ste 302	Milwaukee	Wisconsin	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel R Blumenschein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E Z Stocks Inc, as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


NOTARY PUBLIC
TAMMY
ZELLNER
STATE OF WISCONSIN

Tammy Zellner

Notary Public

Exp 8 30 08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EZ STOCKS, INC.
Brookfield, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended March 31, 2007

TABLE OF CONTENTS



Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

1907 – Celebrating 100 Years of Client Service – 2007

INDEPENDENT AUDITORS' REPORT

Board of Directors
EZ Stocks, Inc.

We have audited the accompanying balance sheet of EZ Stocks, Inc. as of March 31, 2007 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EZ Stocks, Inc. at March 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying Form X-17A-5 and computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner + Benton LLP

June 12, 2007

1233 N. Mayfair Rd., Ste. 302 Milwaukee, Wisconsin 53226-3255 (414) 271-7800 Fax (414) 271-6005 www.rpb.biz

EZ STOCKS, INC.
Brookfield, Wisconsin

Balance Sheet
March 31, 2007

ASSETS

Current Assets:		
Cash and equivalents	$	69,104
Accounts receivable		13,115
Total current assets		82,219
Other Assets:		
Advances - Representatives		15,785
Total assets	$	98,004

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable	$	41,245
Stockholder's Equity:		
Common stock		125,000
Additional paid in capital		224,900
Retained earnings (deficit)		(293,141)
Total stockholder's equity		56,759
Total liabilities and stockholder's equity	$	98,004

The accompanying notes to financial statements are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Statement of Income
For the Year Ended March 31, 2007

Income:		
Commissions	$	381,329
Expenses:		
Commissions/consulting fees and related taxes		260,483
Telephone		13,668
Registration fees		6,287
Rent expense		21,195
Sub account fees		39,368
Internet access		3,697
Other operating expenses		29,686
Total expenses		374,384
Income from operations		6,945
Other Income (Expense):		
Interest income		236
Net income	$	7,181

The accompanying notes to financial statements are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2007

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, April 1, 2006	$ 125,000	$ 224,900	$ (300,322)	$ 49,578
Net income	---	---	7,181	7,181
Balance, March 31, 2007	$ 125,000	$ 224,900	$ (293,141)	$ 56,759

The accompanying notes to financial statements are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Statement of Cash Flows
For the Year Ended March 31, 2007

Cash Flows from Operating Activities:		
Net income	$	7,181
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Accounts receivable and advances		(581)
Accounts payable and accrued payroll taxes		27,393
Net cash from operating activities		33,993
Cash and equivalents, Beginning of year		35,111
Cash and equivalents, End of year	$	69,104

The accompanying notes to financial statements are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Notes to Financial Statements
March 31, 2007

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin on December 1, 1999. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers, and Securities Investor Protection Corporation. The Company's principal business activity is the sale of securities.

Cash and Equivalents

Cash and equivalents consist of the Company's checking, savings and clearing accounts.

Accounts Receivable

Accounts receivable are reported at the contract value. Based upon experience, an allowance for uncollectible accounts is not considered necessary.

Property and Equipment

The Company's policy is to capitalize the purchase of property and equipment with a cost of over $5,000. The Company has not acquired any equipment with a cost in excess of this amount.

Income Taxes

The Company has not yet filed federal or state income tax returns for the past six years. Upon filing these returns, the Company will have the following approximate net operating loss carryforwards:

Amount	Expiration Date
$ 25,000	March 31, 2023
1,000	March 31, 2024
1,000	March 31, 2025

The above carryforwards result in a deferred income tax asset of approximately $4,000. However, because the realization of the carryforwards is uncertain, a corresponding allowance has been recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2007, the Company's net capital and required net capital were $40,974 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 100.7%.

EZ STOCKS, INC.
Brookfield, Wisconsin

Notes to Financial Statements
March 31, 2007
(Continued)

3. Capital Stock

Capital stock consists of 9,000 authorized, 1,000 issued and outstanding no par value common stock shares.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended March 31, 2007. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Commitments

The Company has not filed federal or state income tax returns for the past six years. The financial statements do not include any amounts for potential liabilities from not filing.

The Company has entered into an agreement with its president to defer a portion of his compensation until the Company is profitable. This amount cannot be reasonably estimated and therefore has not been recorded as a liability on the financial statements.

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

In addition, the Company leases office space under a lease that expires September 30, 2009. Future minimum lease payments are approximately as follows:

Year	Amount
2007	$ 22,400
2008	23,100
2009	23,800

EZ STOCKS, INC.
Brookfield, Wisconsin

Computation of Net Capital and Aggregate Indebtedness
For the Year Ended March 31, 2007

Net Capital Computation:		
Stockholder's equity at year end	$	56,759
Less advances		(15,785)
Net capital	$	40,974
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	2,751
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness:		
Total liabilities	$	41,245
Aggregate indebtedness	$	41,245
Percentage of Aggregate Indebtedness to Net Capital		100.7 %
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of March 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	40,860
Increase in equity from audit adjustments		114
Net capital per above	$	40,974

See Independent Auditors' Report.


Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

1907 – Celebrating 100 Years of Client Service – 2007

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
EZ Stocks, Inc.

In planning and performing our audit of the financial statements of EZ Stocks, Inc. for the year ended March 31, 2007, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by EZ Stocks, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

1233 N. Mayfair Rd., Ste. 302 Milwaukee, Wisconsin 53226-3255 (414) 271-7800 Fax (414) 271-6005 www.rpb.biz

Separation of Duties

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of EZ Stocks, Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

Bank Reconciliation

During the audit, we noted that the Company's checking account had not been reconciled as of March 31, 2007. In order to maintain controls and the accuracy of financial reporting, it is important that the checking account be reconciled on a monthly basis. Effective April 2007, management has indicated it has hired an individual to perform these functions.

Reporting

We noted that the amounts reported on the Company's Focus report for the quarter ended March 31, 2007 did not agree with the general ledger. In the future, amounts reported quarterly should be taken from the Company's accounting records.

Audit Adjustments

A number of audit adjustments were required to prevent the Company's financial statements from being materially misstated. This is indicative that management may not possess the expertise to properly record some of the Company's financial transactions in accordance with generally accepted accounting principles. This condition represents a significant deficiency in internal controls. We recommend that management review the nature of these entries in order to determine if these types of adjustments could be made during the year as part of the ordinary financial reporting process. This would reduce the likelihood of this comment in the future and also increase the accuracy of interim financial statements. Effective April 2007, management has indicated it has hired an individual to perform these functions.

Preparation of Financial Statements

We were requested to prepare the financial statements and footnote disclosures for the Company because the Company currently does not internally possess the expertise to prepare these statements and footnote disclosures in accordance with generally accepted accounting principles. This condition, although very common, represents a significant deficiency in internal controls, as defined under current auditing standards. Effective April 2007, management has indicated it has hired an individual to perform these functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except as noted above, the Company's practices and procedures were adequate at March 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Reilly Penner & Benton LLP

June 12, 2007

END